

January 12, 2011

David D. Ross
Chief Executive Officer, Director
Herbst Gaming, LLC
3440 West Russell Road
Las Vegas, NV 89118

Re: Herbst Gaming, LLC
Amendment No. 2 to Registration Statement on Form 10-12G
Filed December 14, 2010
File No. 000-54085

Dear Mr. Ross:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2010

Exhibit 31.1

1.   We note that your certification includes the title of the certifying individual in the "I, [identify the certifying individual], certify that" line. Considering that the certification must be signed in a personal capacity, please confirm to us that your officer signed such certification in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

2.   We note that your certification is not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Please confirm that you will revise your certifications in future filings to conform exactly to the language within Item 601(b)(31) of Regulation S-K.

David D. Ross
Herbst Gaming, LLC
January 12, 2011
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to a Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins, Staff Accountant at (202) 551-3295 or Dan Gordon, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor at (202) 551-3758 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Senior Counsel

cc: Deborah J. Ruosch
Milbank, Tweed, Hadley & McCloy LLP
Via *facsimile*: (213) 629-5063